UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) June 19, 2007

Carnival Corporation	Carnival plc
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)
Republic of Panama	England and Wales
(State or other jurisdiction of incorporation)	(State or other jurisdiction of incorporation)
1-9610	1-15136
(Commission File Number)	(Commission File Number)
59-1562976	98-0357772
(I.R.S. Employer Identification No.)	(I.R.S. Employer Identification No.)
3655 N.W. 87th Avenue Miami, Florida 33178-2428	Carnival House, 5 Gainsford Street, London SE1 2NE, United Kingdom
(Address of principal executive offices) (Zip Code)	(Address of principal executive offices) (Zip Code)
(305) 599-2600	011 44 20 7940 5381
(Registrant's telephone number, including area code)	(Registrant's telephone number, including area code)
None	None
(Former name or former address, if changed since last report.)	(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrants under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities
     Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange
     Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the
     Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the
     Exchange Act (17 CFR 240.13e-4(c))

Section 2 – Financial Information

Item 2.02   Results of Operations and Financial Condition.

On June 19, 2007 Carnival Corporation & plc issued a press release entitled "Carnival Corporation & plc Reports Second Quarter Earnings."   A copy of this press release is furnished as Exhibit 99.1 to this report. This information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of either Carnival Corporation or Carnival plc, whether made before or after the date of this report, regardless of any general incorporation language in the filing.

Section 9 – Financial Statements and Exhibits

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits

Exhibit 99.1 Press release, dated June 19, 2007 (furnished pursuant to Item 2.02).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARNIVAL CORPORATION

By: /s/ Gerald R. Cahill
Name: Gerald R. Cahill
Title: Executive Vice President
and Chief Financial and
Accounting Officer

Date: June 19, 2007

CARNIVAL PLC

By: /s/ Gerald R. Cahill
Name: Gerald R. Cahill
Title: Executive Vice President
and Chief Financial and
Accounting Officer

Date: June 19, 2007

Exhibit 99.1

CARNIVAL CORPORATION & PLC REPORTS
SECOND QUARTER EARNINGS

MIAMI (June 19, 2007) – Carnival Corporation & plc (NYSE/LSE: CCL; NYSE: CUK) reported net income for its second quarter ended May 31, 2007 of $390 million, or $0.48 diluted EPS, compared to net income for the second quarter of 2006 of $380 million, or $0.46 diluted EPS. Revenues for the second quarter 2007 increased to $2.90 billion from $2.66 billion in the second quarter of 2006.

Net income for the six months ended May 31, 2007, was $673 million, or $0.83 diluted EPS, on revenues of $5.59 billion, compared to net income of $631 million, or $0.77 diluted EPS, on revenues of $5.13 billion for the same period in 2006.

Carnival Corporation & plc Chairman and CEO Micky Arison said that second quarter results came in largely in line with expectations.

"Revenues for our North American and European cruise brands were both in line with our expectations. The Caribbean, which still had a relatively high percentage of our capacity during the second quarter, continued to experience price pressure. However, increases in revenue yields from our European brands together with the strengthening Euro and Sterling produced significant revenue yield growth outside of North America," Arison said. "The decision to expand our European cruise business is working, with the strength of our European brands offsetting some cyclical weakness in the contemporary segment of North America," Arison noted.

Arison also pointed out that fuel costs came in higher than forecasted, which impacted earnings by approximately $0.02 per share.

Key metrics for the second quarter of 2007 were as follows:

- Net revenue yields (net revenue per available lower berth day) for Q2 2007 increased 0.2 percent (down 2.6 percent on a constant dollar basis) compared to the prior year. Gross revenue yields were approximately equal to the prior year.

- Net cruise costs per available lower berth day ("ALBD") for Q2 2007 increased 1.3 percent (down 1.5 percent on a constant dollar basis) compared to the prior year. Gross cruise costs per ALBD increased 0.7 percent compared to the prior year.

- Excluding fuel, net cruise cost per ALBD on a constant dollar basis was equal to the prior year.

- Fuel price increased 7 percent to $333 per metric ton compared to our previous guidance of $310 per metric ton. Fuel price per metric ton in the second quarter of 2006 was $354.

Recently, the company also took steps towards the ongoing modernization of its fleet by selling P&O Australia's Pacific Star and announcing the sale of Cunard's Queen Elizabeth 2, which are expected to leave the fleet in March and November of 2008, respectively. In addition, the company took delivery of three highly acclaimed new ships in the second quarter - Princess Cruises' 3,100-passenger Emerald Princess, AIDA Cruises' 2,050-passenger AIDAdiva, and Costa Cruises' 3,000-passenger Costa Serena, all of which are enjoying very successful inaugural seasons in Europe this summer.

The company also noted that it continues to work towards the completion of the previously announced joint ventures with Iberojet in Spain and TUI in Germany. The company continues to expect both joint ventures to be completed in the second half of the year. Both transactions may be subject to regulatory review.

Outlook for the Remainder of 2007

On a cumulative basis, occupancy for advance bookings taken for the second half of 2007 are nicely ahead of last year with pricing on a current dollar basis down slightly compared to last year.

As the company moves into the second half of the year it has more deployments in Europe and less capacity devoted to the Caribbean. "Our North American brands are enjoying strong European and Alaskan programs and our European brands are performing well against strong comparisons last year," Arison said. He also noted that pricing for Caribbean sailings in the second half of 2007 appears to have stabilized, which he attributed to consumer recognition of the tremendous value proposition of these cruise vacations. Since the beginning of the year, booking volumes for Carnival Cruise Lines, which has the vast majority of its sailings in the Caribbean, are up approximately 18 percent year over year. This compares to a 5.5 percent capacity increase for the full year.

The company's 2007 full year revenue yield expectations on a constant dollar basis remain on track with the guidance given last March. Excluding fuel, cost guidance for the year also remains unchanged on a constant dollar basis. However, fuel prices have increased significantly since our previous guidance, which has reduced earnings estimates by approximately $0.12 per share for the full year. Based on the above, the company expects full year 2007 earnings per share to be in a range of $2.85 to $2.95, compared to $2.77 per share in 2006. For the third quarter of 2007, the company expects earnings per share to be in the range of $1.60 to $1.62 per share, compared to $1.49 per share in 2006.

Selected Key Forecast Metrics:

	Full Year 2007		Third Quarter 2007	
	Current Dollars	Constant Dollars	Current Dollars	Constant Dollars
Change in:				
Net revenue yields	1 %	-1 to -2 %	1 to 2 %	0 to -1 %
Net cruise cost per ALBD	2 to 3 %	0 to 1 %	2 to 3 %	1 %

	Full Year 2007	Third Quarter 2007
Fuel price per metric ton	$346	$375
Fuel consumption (metric tons in thousands)	3,000	755
Currency		
Euro	$1.33 to 1	$1.33 to 1
Sterling	$1.97 to 1	$1.97 to 1

The company has scheduled a conference call with analysts at 10:00 a.m. EDT (15.00 London time) today to discuss its 2007 second quarter earnings. This call can be listened to live, and additional information can be obtained, via Carnival Corporation & plc's Web site at www.carnivalcorp.com and www.carnivalplc.com.

Carnival Corporation & plc is the largest cruise vacation group in the world, with a portfolio of cruise brands in North America, Europe and Australia, comprised of Carnival Cruise Lines, Holland America Line, Princess Cruises, Seabourn Cruise Line, AIDA Cruises, Costa Cruises, Cunard Line, Ocean Village, P&O Cruises and P&O Cruises Australia.

Together, these brands operate 82 ships totaling 154,000 lower berths with 17 new ships scheduled to enter service between December 2007 and June 2011. Carnival Corporation & plc also operates Holland America Tours and Princess Tours, the leading tour companies in Alaska and the Canadian Yukon. Traded on both the New York and London Stock Exchanges, Carnival Corporation & plc is the only group in the world to be included in both the S&P 500 and the FTSE 100 indices.

Cautionary note concerning factors that may affect future results

Some of the statements contained in this earnings release are "forward-looking statements" that involve risks, uncertainties and assumptions with respect to Carnival Corporation & plc, including some statements concerning future results, outlook, plans, goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have tried, wherever possible, to identify these statements by using words like "will," "may," "believe," "expect," "anticipate," "forecast," "future," "intend," "plan," and "estimate" and similar expressions. Because forward-looking statements involve risks and uncertainties, there are many factors that could cause Carnival Corporation & plc's actual results, performance or achievements to differ materially from those expressed or implied in this earnings release. Forward-looking statements include those statements which may impact the forecasting of earnings per share, net revenue yields, booking levels, pricing, occupancy, operating, financing and/or tax costs, fuel costs, costs per available lower berth day, estimates of ship depreciable lives and residual values, outlook or business prospects. These factors include, but are not limited to, the following: general economic and business conditions, which may adversely impact the levels of Carnival Corporation & plc's potential vacationers' discretionary income and this group's confidence in the U.S. economy, and thereby reduce the net revenue yields for Carnival Corporation & plc's cruise brands; the international political and economic climate, armed conflicts, terrorist attacks and threats thereof, availability of air service and other world events, and their impact on the demand for cruises; conditions in the cruise and land-based vacation industries, including competition from other cruise ship operators and providers of vacation alternatives and increases in capacity offered by cruise ship and land-based vacation alternatives; accidents, unusual weather conditions or natural disasters, such as hurricanes and earthquakes and other incidents (including machinery and equipment failures or improper operation thereof) which could cause the alteration of itineraries or cancellation of a cruise or series of cruises, and the impact of the spread of contagious diseases, affecting the health, safety, security and/or vacation satisfaction of passengers; adverse publicity concerning the cruise industry in general, or Carnival Corporation & plc's in particular, could impact the demand for Carnival Corporation & plc's cruises; lack of acceptance of new itineraries, products and services by Carnival Corporation & plc's guests; changing consumer preferences, which may, among other things, adversely impact the demand for cruises; changes in and compliance with the environmental, health, safety, security, tax and other regulatory regimes under which Carnival Corporation & plc operate, including the implementation of U.S. regulations requiring U.S. citizens to obtain passports for sea travel to or from additional foreign destinations; the impact of changes in operating and financing costs, including changes in foreign currency exchange rates and interest rates and fuel, food, insurance, payroll and security costs; the ability of Carnival Corporation & plc to implement its shipbuilding programs and brand strategies and to continue to operate and expand its business internationally; Carnival Corporation & plc's future operating cash flow may not be sufficient to fund future obligations and Carnival Corporation & plc may not be able to obtain financing, if necessary, on terms that are favorable or consistent with its expectations; Carnival Corporation & plc's ability to attract and retain qualified shipboard crew and maintain good relations with employee unions; the continuing financial viability of Carnival Corporation & plc's travel agent distribution system and air service providers; Carnival Corporation & plc's decisions to self-insure against various risks or inability to obtain insurance for certain risks; disruptions to Carnival Corporation & plc's information technology systems; continued availability of attractive port destinations; risks associated with the DLC structure, including the uncertainty of its tax status; the impact of pending or threatened litigation; and Carnival Corporation & plc's ability to successfully implement cost reduction plans. Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant listing rules, Carnival Corporation & plc expressly disclaims any obligation to disseminate, after the date of this release, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

MEDIA CONTACTS
US
Carnival Corporation & plc
Tim Gallagher
1 305 599 2600, ext. 16000

UK
Brunswick Group
Richard Jacques/Sophie Brand
44 (0) 20 7404 5959

INVESTOR RELATIONS CONTACT
US/UK
Carnival Corporation & plc
Beth Roberts
1 305 406 4832

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended May 31,		Six Months Ended May 31,	
	2007	2006	2007	2006
	(in millions, except per share data)			
Revenues				
Cruise				
Passenger tickets	$ 2,181	$ 2,020	$ 4,231	$ 3,930
Onboard and other	678	600	1,304	1,139
Other	41	42	53	56
	2,900	2,662	5,588	5,125
Costs and Expenses				
Operating				
Cruise				
Commissions, transportation and other	439	405	910	813
Onboard and other	109	101	220	198
Payroll and related	321	288	632	560
Fuel	254	247	474	461
Food	181	159	356	311
Other ship operating	416	383	802	740
Other	43	37	60	53
Total	1,763	1,620	3,454	3,136
Selling and administrative	406	354	790	720
Depreciation and amortization	272	240	532	472
	2,441	2,214	4,776	4,328
Operating Income	459	448	812	797
Nonoperating (Expense) Income				
Interest income	17	5	27	12
Interest expense, net of capitalized interest	(94)	(75)	(178)	(151)
Other expense, net	(1)	(1)	(1)	(16) (1)
	(78)	(71)	(152)	(155)
Income Before Income Taxes	381	377	660	642
Income Tax Benefit (Expense), Net	9	3	13	(11)
Net Income	$ 390	$ 380	$ 673	$ 631
Earnings Per Share				
Basic	$ 0.49	$ 0.47	$ 0.85	$ 0.78
Diluted	$ 0.48	$ 0.46	$ 0.83	$ 0.77
Dividends Per Share	$ 0.35	$ 0.25	$ 0.625	$ 0.50
Weighted-Average Shares Outstanding – Basic	794	805	794	807
Weighted-Average Shares Outstanding – Diluted	829	840	829	843

(1) Includes a $10 million expense for a non-cruise investment write-down and $5 million for a litigation reserve.

CARNIVAL CORPORATION & PLC
CONSOLIDATED BALANCE SHEETS

	May 31, 2007	November 30, 2006	May 31, 2006
	(in millions, except par values)		
ASSETS			
Current Assets			
Cash and cash equivalents	$ 1,859	$ 1,163	$ 570
Short-term investments	214	21	13
Trade and other receivables, net	401	280	405
Inventories	282	263	278
Prepaid expenses and other	263	268	240
Total current assets	3,019	1,995	1,506
Property and Equipment, Net	25,019	23,458	22,772
Goodwill	3,331	3,313	3,290
Trademarks	1,328	1,321	1,308
Other Assets	490	465	428
	$ 33,187	$ 30,552	$ 29,304
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Short-term borrowings	$ 1,075	$ 438	$ 767
Current portion of long-term debt	1,457	1,054	217
Convertible debt subject to current put options	1,170		218
Accounts payable	498	438	411
Accrued liabilities and other	1,209	1,149	946
Customer deposits	3,200	2,336	2,953
Total current liabilities	8,609	5,415	5,512
Long-Term Debt	5,425	6,355	6,045
Other Long-Term Liabilities and Deferred Income	574	572	652
Shareholders' Equity			
Common stock of Carnival Corporation; $0.01 par value; 1,960 shares authorized; 642 shares at 2007, 641 shares at November 2006 and 640 shares at May 2006 issued	6	6	6
Ordinary shares of Carnival plc; $1.66 par value; 226 shares authorized; 213 shares at 2007 and 2006 issued	354	354	353
Additional paid-in capital	7,556	7,479	7,418
Retained earnings	11,778	11,600	10,369
Accumulated other comprehensive income	772	661	473
Treasury stock; 18 shares at 2007 and November 2006 and 10 shares at May 2006 of Carnival Corporation and 42 shares at 2007 and 2006 of Carnival plc, at cost	(1,887)	(1,890)	(1,524)
Total shareholders' equity	18,579	18,210	17,095
	$ 33,187	$ 30,552	$ 29,304

CARNIVAL CORPORATION & PLC
SELECTED INFORMATION

	Three Months Ended May 31,		Six Months Ended May 31,		
	2007	**2006**	**2007**	**2006**	
	(in millions, except statistical information)				
STATISTICAL INFORMATION					
Passengers carried (in thousands)	1,832	1,708	3,581	3,225	(1)
Occupancy percentage	103.7%	105.4%	103.9%	104.8 %	(2)
Fuel cost per metric ton (3)	$ 333	$ 354	$ 317	$ 336	
OTHER INFORMATION					
Cash from operations	$ 1,494	$ 1,272	$ 2,091	$ 1,885	
Capital expenditures	$ 1,493	$ 726	$ 2,130	$ 1,483	
SEGMENT INFORMATION					
Revenues					
Cruise	$ 2,859	$ 2,620	$ 5,535	$ 5,069	
Other	55	54	69	70	
Intersegment elimination	(14)	(12)	(16)	(14)	
	$ 2,900	$ 2,662	$ 5,588	$ 5,125	
Operating expenses					
Cruise	$ 1,720	$ 1,583	$ 3,394	$ 3,083	
Other	57	49	76	67	
Intersegment elimination	(14)	(12)	(16)	(14)	
	$ 1,763	$ 1,620	$ 3,454	$ 3,136	
Selling and administrative expenses					
Cruise	$ 398	$ 343	$ 774	$ 698	
Other	8	11	16	22	
	$ 406	$ 354	$ 790	$ 720	
Depreciation and amortization					
Cruise	$ 263	$ 232	$ 514	$ 456	
Other	9	8	18	16	
	$ 272	$ 240	$ 532	$ 472	
Operating income (loss)					
Cruise	$ 478	$ 462	$ 853	$ 832	
Other	(19)	(14)	(41)	(35)	
	$ 459	$ 448	$ 812	$ 797	

(1) Passengers carried in first quarter of 2006 does not include any passengers for the three ships chartered to the Military Sealift Command ("MSC") in connection with the Hurricane Katrina relief efforts.

(2) Occupancy percentage in first quarter of 2006 includes the three ships chartered to the MSC at 100% occupancy.

(3) Fuel cost per metric ton is calculated by dividing the cost of our fuel by the number of metric tons consumed.

CARNIVAL CORPORATION & PLC
NON-GAAP FINANCIAL MEASURES

Gross and net revenue yields were computed by dividing the gross or net revenues, without rounding, by ALBDs as follows:

	Three Months Ended May 31,		Six Months Ended May 31,	
	2007	**2006**	**2007**	**2006**
	(in millions, except ALBDs and yields)			
Cruise revenues				
Passenger tickets	$ 2,181	$ 2,020	$ 4,231	$ 3,930
Onboard and other	678	600	1,304	1,139
Gross cruise revenues	2,859	2,620	5,535	5,069
Less cruise costs				
Commissions, transportation and other	(439)	(405)	(910)	(813)
Onboard and other	(109)	(101)	(220)	(198)
Net cruise revenues (1)	$ 2,311	$ 2,114	$ 4,405	$ 4,058
ALBDs (2)	13,369,111	12,242,982	26,187,929	24,179,420
Gross revenue yields (1)	$ 213.87	$ 214.00	$ 211.35	$ 209.63
Net revenue yields (1)	$ 172.90	$ 172.63	$ 168.21	$ 167.78

Gross and net cruise costs per ALBD were computed by dividing the gross or net cruise costs, without rounding, by ALBDs as follows:

	Three Months Ended May 31,		Six Months Ended May 31,	
	2007	**2006**	**2007**	**2006**
	(in millions, except ALBDs and costs per ALBD)			
Cruise operating expenses	$ 1,720	$ 1,583	$ 3,394	$ 3,083
Cruise selling and administrative expenses	398	343	774	698
Gross cruise costs	2,118	1,926	4,168	3,781
Less cruise costs included in net cruise revenues				
Commissions, transportation and other	(439)	(405)	(910)	(813)
Onboard and other	(109)	(101)	(220)	(198)
Net cruise costs (1)	$ 1,570	$ 1,420	$ 3,038	$ 2,770
ALBDs (2)	13,369,111	12,242,982	26,187,929	24,179,420
Gross cruise costs per ALBD (1)	$ 158.46	$ 157.35	$ 159.17	$ 156.40
Net cruise costs per ALBD (1)	$ 117.50	$ 115.98	$ 116.03	$ 114.54

NOTES TO NON-GAAP FINANCIAL MEASURES

(1) We use net cruise revenues per ALBD ("net revenue yields") and net cruise costs per ALBD as significant non-GAAP financial measures of our cruise segment financial performance. We believe that net revenue yields are commonly used in the cruise industry to measure a company's cruise segment revenue performance. This measure is also used for revenue management purposes. In calculating net revenue yields, we use "net cruise revenues" rather than "gross cruise revenues." We believe that net cruise revenues is a more meaningful measure in determining revenue yield than gross cruise revenues because it reflects the cruise revenues earned by us net of our most significant variable costs, which are travel agent commissions, cost of air transportation and certain other variable direct costs associated with onboard revenues. Substantially all of our remaining cruise costs are largely fixed once our ship capacity levels have been determined, except for the impact of changing prices.

Net cruise costs per ALBD is the most significant measure we use to monitor our cruise segment costs rather than gross cruise costs per ALBD. In calculating net cruise costs, we exclude the same variable costs that are included in the calculation of net cruise revenues. This is done to avoid duplicating these variable costs in these two non-GAAP financial measures.

We have not provided estimates of future gross revenue yields or future gross cruise costs per ALBD because the reconciliations of forecasted net cruise revenues to forecasted gross cruise revenues or forecasted net cruise costs to forecasted cruise operating expenses would require us to forecast, with reasonable accuracy, the amount of air and other transportation costs that our forecasted cruise passengers would elect to purchase from us (the "air/sea mix"). Since the forecasting of future air/sea mix involves several significant variables that are relatively difficult to forecast and the revenues from the sale of air and other transportation approximate the costs of providing that transportation, management focuses primarily on forecasts of net cruise revenues and costs rather than gross cruise revenues and costs. This does not impact, in any material respect, our ability to forecast our future results, as any variation in the air/sea mix has no material impact on our forecasted net cruise revenues or forecasted net cruise costs. As such, management does not believe that this reconciling information would be meaningful.

We also monitor these two non-GAAP financial measures assuming the 2007 currency exchange rates have remained constant with the 2006 comparable period rates, or on a "constant dollar basis," in order to remove the impact of changes in exchange rates on our non-U.S. dollar cruise operations. We believe that this is a useful measure indicating the actual growth of our operations in a fluctuating currency exchange rate environment. On a constant dollar basis, net cruise revenues and net cruise costs would be $2.25 billion and $1.53 billion for the three months ended May 31, 2007 and $4.29 billion and $2.96 billion for the six months ended May 31, 2007, respectively. On a constant dollar basis, gross cruise revenues and gross cruise costs would be $2.78 billion and $2.06 billion for the three months ended May 31, 2007 and $5.38 billion and $4.05 billion for the six months ended May 31, 2007, respectively. In addition, our non-U.S. dollar cruise operations' depreciation and net interest expense were impacted by changes in exchange rates for the three and six months ended May 31, 2007, compared to the prior year's comparable periods.

(2) Available lower berth days is a standard measure of passenger capacity for the period. It assumes that each cabin we offer for sale accommodates two passengers. ALBDs are computed by multiplying passenger capacity by revenue-producing ship operating days in the period.

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